Cookson	Cookson Group plc
265 Strand
London WC2R 1DB

Tel +44(0)20 7061 6500
Fax +44(0)20 7061 6600

Mr Gary Todd

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

United States of America

10 November 2005

By Facsimile and EDGAR

Dear Mr Todd:

Re:	Cookson Group plc
Form 20-F for the year ended December 31, 2004
Filed on June 3, 2005
File 0-21784

We refer to the comment letter (the “Comment Letter”) dated July 14, 2005 of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F, as amended (the “2004 Form 20-F”), of Cookson Group plc (“Cookson” or the “Company”). For your convenience, each comment is repeated below, prior to the response.

Cost-saving and efficiency improvement initiatives, page 20

1.	With respect to restructuring and exit plans, please expand future filings to present more detailed and quantified disclosure about expected and actual cost savings. Refer to the guidance under “4. Disclosures” to SAB Topic 5-P.

Response

We note the Staff’s comment and its reference to Staff Accounting Bulletin (“SAB”) Topic 5–P. The Company will continue to keep such disclosures under review and at such time as it is required to report on Form 20-F in the future, Cookson’s management (the “Management”) will consider how best to present further information with regard to expected and actual cost savings relating to restructuring and exit plans, and make such disclosures as it believes are necessary and are consistent with SAB Topic 5-P.

Liquidity and capital resources, page 27

2.	We note your use of non-GAAP measures of “EBITDA” and “free cash flow.” In future filings, please expand to more fully comply with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Under that guidance you should disclose, with equal or greater prominence, the most directly comparable GAAP measure and you should provide reconciliation of the differences between those non-GAAP and GAAP measures. You should also provide substantive statements disclosing the reasons why you believe a non-GAAP measure provides useful information to investors. In that regard, you should expand the existing statements to provide more specific rationale for your use and disclosure of the measures. For additional guidance with respect to free cash flow refer to Question 13 to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” That document is available on our website.

Response

We note the Staff’s comment and will revisit the disclosure pertaining to any non-GAAP measures, including “EBITDA” and “free cash flow”, for any future Form 20-F filing. The Company undertakes to consider more fulsome disclosure surrounding the use of figures that are outside of generally accepted accounting principles (“GAAP”) and shall make such disclosures as are necessary to follow the Staff’s existing guidance on such matters.

Turnover, page F-6

3.	We see that you are engaged in numerous and diverse businesses. Accordingly, future filings should present more detailed and specific disclosure about revenue policies. That disclosure should more specifically address your significant revenue generating activities and the underlying polices and practices for each of those activities. Where relevant, the policy disclosure should address long-term contracts and multiple element arrangements. Also, as relevant, disclosure should address the nature and extent of customer acceptance provisions, post-shipment obligations, return policies, warranties, credits, discounts, rebates, and price protection or similar privileges, including disclosure about how these matters are considered in your revenue practices. Show us how you plan to implement this comment.

Response

The turnover accounting policy, as presented in the Company’s 2004 Form 20-F, was presented under UK GAAP as permitted for companies filing under Item 17 (“Item 17”) of Form 20-F. As Cookson is transitioning its domestic GAAP to comply with International Financial Reporting Standards (“IFRS”) for the year ending 31 December 2005, the Company’s revenue accounting policy is being re-examined.

The Company’s businesses, in spite of being numerous and diverse, are all engaged in relatively straightforward operations, the most significant part of which comprises the purchase of goods and raw materials, the manufacture of finished products and the sale of those finished products. The Company’s finished products can be regarded as standard products which typically do not need to undergo onerous customer acceptance procedures before acceptance. Therefore, the determination of the point at which the risk of loss transfers from the Company in relation to the sale of product is not a complex process.

The Company intends to continue to make any future filings on Form 20-F utilising Item 17 disclosure. Therefore, it is Management’s current intention, bearing in mind the nature of the Company’s operations as explained above, that the Company’s revenue accounting policy, under IFRS, would be presented in any future filings with the SEC as follows:

“Revenue represents amounts received and receivable for goods supplied and services rendered to customers after deducting sales allowances and value added taxes. Turnover is recognised when the risk of loss transfers to the customer, depending on individual customer terms at the time of despatch, delivery or upon formal customer acceptance. Provision is made for returns where appropriate.”

Having considered the relative materiality of the Company’s various revenue-generating activities as currently disclosed in the Company’s audited financial statements incorporated into the 2004 Form 20-F (please refer also to the response provided to Comment 4 below), the

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Company respectfully submits that Management does not consider that separate disclosure is relevant with regard to the Company’s accounting policy for long-term contracts, multiple element arrangements, customer acceptance provisions, post-shipment obligations, warranties, rebates and price protection or similar privileges. However, should the Company record a material amount of turnover in future accounting periods which gives rise to such accounting policy issues, then the Company will provide full and appropriate accounting policy disclosure.

4.	With respect to US GAAP, provide us a written analysis of your revenue practices and show us that your practices are appropriate under SAB 104.

Response

Under SAB 104, the Company understands that there are four criteria that must be met in order to recognise revenue: (i) persuasive evidence of an arrangement existing; (ii) delivery having occurred or services having been rendered; (iii) the seller’s price to the buyer being fixed or determinable; and (iv) collectability being reasonably assured.

The significant majority of the Company’s revenues arise on the sale of goods supplied and services rendered, where the risk of loss transfers either on shipment of the goods or on delivery of the goods or service. Other revenue-generating activities are not material. These include long-term contract, arrangements which the Company accounts for in line with SOP 81-1 and sales of equipment which are recognised either on delivery to the customer or upon customer acceptance, if this is not received at the time of delivery.

The significant majority of all sales are subject to a written contract with a customer or a purchase order.

Revenue is only recognised when the risk of loss transfers to the purchaser, whether on despatch, delivery, or as required under a customer’s acceptance terms. In addition, revenue relating to services provided is only recognised in a period once those services have been rendered. Revenue recorded is consistent with the invoice price which recognises appropriate deductions.

Sales are made only to customers where the Company has an established relationship or to new customers where the Company has carried out appropriate verification of creditworthiness.

Based on the discussion above and the accounting policy described in response to Comment 3 above, the Company respectfully submits to the Staff that it believes that the existing disclosure provided in the 2004 Form 20-F and the Company’s practices meet the requirements of SAB 104.

Note 25. Commitments for capital expenditure, contingencies and guarantees, page F-28

5.	We note that you have given guarantees to precious metals consignors for all of the value of precious metals held on consignment terms at December 31, 2004, amounting to £185.7 million. With respect to the consignment arrangements and for US GAAP purposes, tell us why you believe the underlying metals (and accompanying payable) should not be included on your balance sheet. Please support your conclusion in GAAP. Also describe your consideration of paragraph 9 to FIN 45. The response should also address the affect of the guarantee on the accounting. That is, tell us how the guarantee impacts your conclusion that the rights and risks of ownership remain with the consignor.

Response

With respect to the impact of the Company’s precious metals consignment arrangements for US GAAP purposes, as significantly all the risks and rewards of ownership of the metal remain with the consignors, Management has concluded that it would not be appropriate for the Company to

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include the metal (and any associated payable) on balance sheet until such time as metal is purchased from the consignor, with the consequential transfer of risks and rewards of ownership. Where metal is sourced from consignors to meet customer sales transactions, title to the metal and the associated risks and rewards of ownership either (i) pass directly from the consignor to the customer (in those instances where a customer requests the Company to source metal from a consignor for the customer’s own account) or (ii) are transferred to the Company and then concurrently transferred to the customer, usually on the same day. Where title and the risks and rewards of ownership of the metal are transferred to the customer more than one day after it transfers to the Company from the consignors, the metal is recorded on the Company’s balance sheet (and any associated payable). In reaching its conclusion, Management has referred to Staff Accounting Bulletin (“SAB”) 104 – Revenue Recognition.

With regard to the contractual agreements which exist between the Company and the consignors, the following matters are relevant in determining that the Company treats this inventory as consignment inventory:

•	Contractually, the Company has no legal title to the consignment inventory. Title is retained by the consignor;

•	The Company does not have an obligation to pay for the consignment inventory at the time of physical receipt, or on any pre-specified schedule;

•	The consignment arrangements are based on weight of metal and not value. Consequently, at 31 December 2004, the Company’s custodial guarantee was based on re-delivering a given specified weight of metal to the consignors;

•	Price, or market, risk is a key risk in relation to commercial transactions involving precious metal. Importantly, under the terms of the Company’s consignment contracts, the consignor retains 100% of the price risk throughout the period of time that the Company has custody of the metal; and

•	The Company can return the consigned metal inventory at any point in time in weight of metal either at its own option or at the request of the consignors without financial penalty. This is physically and commercially practicable given the fungible nature of precious metals and the very low marginal cost of returning finished metal product to its original state, i.e. the Company’s manufacturing processes do not convert metal into complex new products but instead roll, press, re-alloy and form metal into new shapes and basic components for the jewellery market which if necessary, can be re-processed easily.

With respect to FIN 45, Management considers the guarantee issued by the Company (disclosed in note 25, page F-28) to be a guarantee of the consolidated entity’s own performance with respect to its custodial function. Management does not believe that such guarantees of the Company’s own performance are subject to the recognition and measurement provisions in paragraph 9 of FIN 45, as referred to in paragraph A23 of FIN 45.

As regards the impact of the Company’s guarantee on the accounting referred to above, as a contingent obligation for the custodial risk of the consigned metal inventory, the Company has disclosed the maximum amount of the loss that was possible at 31 December 2004, based on the weight of consigned metal inventory and the spot price of metal at that date. As the loss recognition criteria of paragraph 8 of FAS 5 Accounting for Contingencies have not been met, Management believe that no related provision is required.

6.	Also with respect to US GAAP, clarify whether you recognize revenue on a gross or net basis for metal that is purchased from consignors and sold concurrently to customers. Describe how you apply the requirements of EITF 99-19.

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Response

Where metal is purchased from consignors and sold concurrently to customers, the Company recognises revenue on a gross basis.

Under Emerging Issues Task Force (“EITF”) 99-19, the Company understands that there are four criteria which should be considered in assessing whether a company should report revenue gross or net. These relate to whether the Company: (i) acts as principal in the transaction; (ii) takes title to the products; (iii) has risks and rewards of ownership; or (iv) acts as agent or broker with compensation on a commission or fee basis.

In the Company’s precious metals operations, irrespective of whether metal is consigned, owned by the Company or owned by a customer, the Company acts as principal in transactions with customers, resulting from the fact that the Company controls the manufacturing output and the provision of the product, including the acceptability and fulfilment of the customer order.

For metal that is purchased from consignors and sold concurrently to customers, the Company does take title to the metal and bears the risks and rewards of ownership of the metal for the short period of time between the transfer of title to the metal from the consignor to the Company. In the majority of transactions, title to the metal and the associated risks and rewards of ownership of that metal are transferred to the customer on the same day that they pass to the Company. Where title and the risks and rewards of ownership of the metal are transferred to the customer more than one day after it transfers to the Company from the consignors, the metal is recorded on the Company’s balance sheet (and any associated payable).

When metal is purchased from consignors and sold concurrently to customers, the Company assumes the credit risk for the combined value of metal and added-value, i.e. the Company will record a receivable for the gross value.

The Company submits to the Staff that it does not consider that it acts as either an agent or a broker for consigned metal and, as a result, it does not consider this criterion applicable to it.

On the basis of the above, the Company respectfully believes, particularly as regards consideration of the transfer of the title, risks and rewards of ownership of the metal, that it appropriately applies the requirements of EITF 99-19 in its existing disclosure.

7.	Please provide to us more details of the asbestos litigation and environmental matters, particularly those matters where you have been named a Potentially Responsible Party (PRP). Discuss the number of asbestos-related claims filed and the status of any significant claims. In future filings please provide more details of the exposure related to the PRP sites. Future filings should clarify the reason that you believe these matters will not have a significant impact on results of operations, liquidity or financial condition. Please note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities you should (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Refer to SAB Topic 5.Y. and SOP 96-1.

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Response

In response to the Staff’s comment, the Company provides you with the following information:

Asbestos litigation

As disclosed in the 2004 Form 20-F, legal claims have been brought against certain of the Company’s subsidiaries by third parties alleging that individuals have been harmed by exposure to hazardous materials. Certain of the Company’s subsidiaries are subject to suits in the United States relating to a small number of products containing asbestos manufactured prior to the acquisition of those subsidiaries by the Company. The type and extent of the subsidiaries’ potential asbestos liability exposure is different than that typically encountered by other companies exposed to asbestos related claims. The Company’s subsidiaries that are subject to these claims (i) ceased manufacturing asbestos-related products over 30 years ago (prior to their acquisition by Cookson), (ii) manufactured such products for a limited period of time and (iii) distributed such products in only a few states. In addition, none of the subsidiaries were ever approved government contractors and, hence, do not have typical government-related exposure (including shipyard exposure).

In the opinion of Management, none of the claims under management are individually significant, or considered likely, on present knowledge, to become individually significant in the future, such as to require specific disclosure. A significant proportion of the total claims under management have been resolved for no payment. Furthermore, considering the provisions and other insurance arrangements in place within the Company relating to these matters, the claims settlement payments made by the Company during the period of Cookson’s ownership of these claims have not had a material adverse impact on the Company’s results of operations, liquidity or financial position.

Management gives due and careful consideration to these matters and regularly reviews the Company’s existing disclosure in light of developments regarding its asbestos-related claims and believes that no amendment to the existing public disclosure with respect to these matters is necessary or required at this time based on the fact that (i) there have not been any results rendered against the subsidiaries during the period of Cookson’s ownership, nor, to the best of their knowledge, prior to such period, (ii) recent litigation trends have been favourable to the Company and (iii) to the extent an adverse decision was to be made against the subsidiaries or the Company, considering the provisions and other insurance arrangements in place at Cookson and its subsidiaries relating to these matters, in Management’s opinion, such exposure, either in relation to an individual claim or to a group of associated claims, would not be material to the Company.

Environmental matters

With respect to environmental matters, there are a small number of active cases in which certain individual subsidiaries of the Company have been named as a “Potentially Responsible Party”. Excluding those cases which have been settled for amounts which are not material to the Company, either individually or in aggregate, and for which conclusion of the settlements is only subject to public comment during the government settlement approval process, for all other active cases, Management believes that it has made appropriate provision for costs that it deems probable and reasonably estimable based on available information. However, additional losses relating to environmental matters are possible but not necessarily estimable as the ultimate cost is difficult to determine where, for example, the nature and extent of any possible contamination is unknown or regulations and legal standards regarding liability change. Management will clarify its disclosure in relation to these issues in future filings.

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General comment

With respect to the level of disclosure concerning asbestos litigation and environmental matters, Management will reassess the need for additional disclosure in future filings depending on the nature and extent of any change or development in relation to existing asbestos claims and environmental matters or the insurance cover for them.

Note 33. Summary of differences between UK and US GAAP, page F-41

(a) Goodwill, page F-42

8.	The adjustments for goodwill (adjustment a) appear to be the net amounts of various accounting differences. In general, reconciliation items should be presented on a gross basis. In future filings please disaggregate and quantify the components of the adjustments for goodwill. The increased detail may be presented in the narrative description as long as there are clear reconciliations to the totals presented for the adjustments titled goodwill. Please show us how you intend to implement this comment. You should also consider the substance of this comment with respect to any other adjustment that may be an amalgamation of items presented on a “net” basis.

Response

Under Item 17, the Company believes that it is required to present reconciling items in a format that clearly presents the amount of the respective differences. On a basis consistent with previous years and general practice, in the 2004 Form 20-F, the Company has presented the total adjustment relating to individual line items in the income statement and balance sheet.

The Company notes that, in the 2004 Form 20-F, the equity reconciliation listed an adjustment titled “Goodwill and other intangibles”. This adjustment solely relates to goodwill. The Company acknowledges that whilst the title may not be entirely accurate in this instance, it is of the opinion that the title is not so erroneous as to cause a reasonable investor to be confused and is not misleading in any material respect.

The adjustment for goodwill noted above comprises more than one individual adjustment, but all the individual adjustments relate solely to goodwill and, where significant, are described in footnote (a). In future filings, we will quantify the components comprising the goodwill adjustment.

In light of the Staff’s comment, the Company has reviewed the presentation of other items in the equity and earnings reconciliation and no instances of the amalgamation of items presented on a net basis were identified.

Notwithstanding the foregoing, however, in any future filings of a Form 20-F, the Company undertakes to ensure that there is a clear presentation of goodwill separate from other intangibles and will continue to ensure that other items in the equity and earnings reconciliations are also presented on a gross basis.

Supplemental information

Pursuant to a request from the Staff, Cookson hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to the disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

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Should you or the Staff have any questions or require any additional information, please contact the undersigned at 011 44 20 7061 6500 or via e-mail at mike.butterworth@cookson.co.uk.

Yours sincerely,

/s/ Mike Butterworth

Michael Butterworth

Cookson Group plc

Group Finance Director

cc:	Bryan Elliston, Esq., Cookson Group plc, Group Financial Controller
Richard Malthouse, Esq., Cookson Group plc, Group Secretary
Lynton Richmond, Esq., KPMG Audit Plc

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